

Mail Stop 4628

February 3, 2017

Via E-mail
Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

> **Re: RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Supplemental Response dated January 12, 2017**
> **File No. 1-08726**

Dear Mr. Palmer:

We have reviewed your January 12, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements and Supplementary Data, page 33

Notes to Consolidated Financial Statements, page 38

Note 12: Business Segment Information, page 57

1. We note your response to prior comment 1 which states that you have two operating segments. Please address the following in order to further clarify your response:

- Address whether you have established a segment manager for each of the operating segments. As part of your response, include information further describing the responsibilities of both general managers and service line managers;

- Identify individuals other than the general managers who report directly to the chief operating decision maker ("CODM") and describe their roles;

- Tell us more about the reporting package reviewed by the CODM on a monthly basis, including the nature of service line level financial information included in the reporting package. Also tell us whether your board of directors reviews similar information;

- Explain your annual budgeting process in greater detail. Your response should describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

- Explain the degree to which the CODM relies on input from general managers and service line managers in making decisions with regard to operations and resource allocation. In addition, tell us how often your CODM meets with these individuals and describe topics typically discussed at these meetings;

- Clarify the process through which resources are allocated to individual service lines, including the manner in which the services offered in each operating segment are considered; and,

- Describe the basis for determining the compensation of the individuals that report to the CODM.

Refer to FASB ASC 280-10-50-1, 50-6, and 50-7.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources